Rocket Fuel Inc.

350 Marine Parkway
Marina Park Center
Redwood City, CA 94065

September 17, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:                                         Barbara C. Jacobs

Matthew Crispino

Morgan Youngwood

Stephen Krikorian

Re:                             Rocket Fuel Inc.
Registration Statement on Form S-1 (File No. 333-190695)

Acceleration Request

Requested Date:                                      September 19, 2013

Requested Time:                                  4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rocket Fuel Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-190695) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  Once the Registration Statement is declared effective, please orally confirm such effectiveness with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rachel B. Proffitt at (650) 493-9300.

In connection with the acceleration request, the Company hereby acknowledges that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not and will not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not and will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Sincerely,

ROCKET FUEL INC.

/s/ J. Peter Bardwick

J. Peter Bardwick
Cheif Financial Officer

cc:	George H. John, Rocket Fuel Inc.
JoAnn C. Covington, Rocket Fuel Inc.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Rachel B. Proffitt, Wilson Sonsini Goodrich & Rosati, P.C.
Mark C. Stevens, Fenwick & West LLP
Jeffrey R. Vetter, Fenwick & West LLP
James D. Evans, Fenwick & West LLP